CAE announces appointment of Ryan McLeod as Chief Financial Officer Montreal (Canada), January 19, 2026 (NYSE: CAE; TSX: CAE) – CAE Inc. today announced the appointment of Ryan McLeod, CPA, CA, as Chief Financial Officer (CFO), effective February 23, 2026. In this role, Mr. McLeod will lead CAE’s global finance organization and play a key role in driving CAE 's strategic growth and operational excellence. The appointment of Mr. McLeod follows a comprehensive search process. To ensure a seamless transition, Mr. McLeod will work closely with interim CFO Constantino Malatesta, who will continue to assist in maintaining continuity across the team. "I’m looking forward to partnering with Ryan, who brings strong financial leadership experience from guiding a high - growth, global public company through significant expansion and transformation," said Matthew Bromberg, President and Chief Executive Officer. "His proven track record in driving operational excellence, executing strategic acquisitions, and engaging effectively with the investment communi ty makes him ideally suited to lead CAE 's finance organization as we advance our strategic priorities. " Bromberg concluded: "I also want to express my gratitude to Constantino for the extra responsibility he took on and for his support in getting me up to speed since I joined CAE. Constantino provided exceptional leadership, ensured continuity, and delivered strong financial stewardship that positioned CAE for success in a time of change ." Mr. McLeod is an accomplished finance executive recognized for his strategic leadership and ability to drive organizational success. With extensive experience guiding the financial operations of a multi - billion- dollar, publicly traded company, he has been Chief Financial Officer of ATS Corporation, a $ 3 billion automation solutions leader headquartered in Cambridge, Ontario, since 2020. In this role, he has led the global finance team, shaping financial strategy, and enabling sustainable growth.

Said Mr. McLeod, "I am hono ured to join CAE at this exciting time in the company 's evolution. CAE 's market leadership in civil aviation and defence and security, combined with strong growth fundamentals across its business segments creates tremendous and compelling opportunities. I look forward to working with the talented finance team and broader lead ership group to drive operational excellence and support CAE 's continued success. I’m also excited to move to Montreal and immerse myself in the culture and a ll that the city and Quebec have to offer. " About Ryan McLeod During his 18 - year tenure at ATS Corporation, the company experienced exceptional growth . As CFO, Mr. McLeod oversaw revenue growth from $1.4 billion to approximately $3.0 billion, along with margin expansion. He successfully led ATS Corporation 's U.S. Initial Public Offering and the execution of 18 strategic acquisitions across North America, Europe and Southeast Asia . Mr. McLeod also strengthened the company 's balance sheet through multiple debt issuances tota lling over $ 1 billion. From 2010 to 2020, Mr. McLeod served as Vice President, Corporate Controller at ATS Corporation, where he led external reporting, global controllership, taxation, and developed the company 's investor relations strategy. Earlier in his career, he held finance leadership roles at CIBC Mellon and spent four years with Ernst & Young LLP 's Audit & Assurance practice . Mr. McLeod earned his Chartered Professional Accountant and Chartered Accountant designations from the Institute of Chartered Accountants of Ontario and holds an Honours Bachelor of Business Administration from Wilfrid Laurier University. A complete biography for Mr. McLeod is available on CAE 's website.

About CAE At CAE, we exist to make the world safer. We deliver cutting - edge training, simulation, and critical operations solutions to prepare aviation professionals and defence forces for the moments that matter. Every day, we empower pilots, cabin crew, maintenanc e technicians, airlines, business aviation operators, and defence and security personnel to perform at their best and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with approximately 13,000 employees at around 240 sites and training locations in over 40 countries. For nearly 80 years, CAE has been at the forefront of innovation, consistently seeking to set the standard by delivering excellence in high - fidelity flight simulators and training solutions, while embe dding sustainability at the heart of everything we do. By harnessing technology and enhancing human performance, we strive to be the trusted partner in advancing safety and mission readiness —today and tomorrow. Read our FY25 Global Annual Activity and Sustainability Report . Follow us on X/Twitter: @CAE_Inc Facebook: www.facebook.com/cae.inc LinkedIn: www.linkedin.com/company/cae Hashtags: #CAE; #CAEpilot CAE Contacts: General Media: Samantha Golinski, Senior Vice President, Communications +1- 438 - 805 - 5856, samantha.golinski@cae.com Investor Relations: Andrew Arnovitz, Senior Vice President, Investor Relations +1- 514- 734 - 5760, andrew.arnovitz@cae.com